INTERLINK ELECTRONICS, INC.
31248 Oak Crest Drive
Westlake Village, California 91361

March 10, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:                 Bernard Nolan
                                                                      Division of Corporation Finance

Re:                             Interlink Electronics, Inc.
Registration Statement on Form 10-12G
File No. 000-21858
                        Acceleration Request
                        Requested Date:                              March 14, 2016
                        Requested Time:                          4:00 p.m. Eastern Time

Ladies and Gentlemen:

Interlink Electronics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon as is practicable thereafter.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not and will not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not and will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTERLINK ELECTRONICS, INC.

By:	/s/ Tracy A. Kern
Tracy A. Kern
Chief Financial Officer